Exhibit 3.8

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
STRATA CAPITAL CORPORATION

STRATA CAPITAL CORPORATION, a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), hereby certifies that the amendment set forth below to the Corporation’s Certificate of Incorporation was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware:

First: That Article VI is hereby amended to add the following new first paragraph:

Article VI – Capital Stock

Each fifteen (15) shares of Common Stock outstanding at 9:00 a.m. on April 20, 2010 shall be deemed to be one (1) share of Common Stock of the Corporation, par value $0.001 per share. There shall be no fractional shares.  Odd lots shall be rounded up to 100 shares.  The total number of shares of stock which the Corporation shall have authority to issue is 5,010,000,000 of which 5,000,000,000 shares shall be designated common stock, par value $.000001 per share and 10,000,000 shares shall be designated as preferred stock, par value $.000001.

Second:  All the rest and remainder of Article VI – Capital Stock as last amended on January 22, 2008 shall be and remain in full and force and effect

Third:  All the rest or remainder of the Corporation's Certificate of Incorporation shall remain in full force and effect.

Fourth:  The foregoing amendment to the Certificate of Incorporation has been duly authorized and approved by majority consent of the shareholders.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of this 31st day of March, 2010.

STRATA CAPITAL CORPORATION

By:	/s/ Richard Astrom
Richard Astrom, President